SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210-458-4950

with a copy to:

Richard Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y20676 105	Page 2 of 11

1.	NAME OF REPORTING PERSON Capital Maritime & Trading Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 2,071,753 (1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 2,071,753 (1)
11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 2,071,753 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (2)
14.	TYPE OF REPORTING PERSON CO

(1)

Upon the distribution of 12,725,000 shares of common stock (the “Common Stock”) of Diamond S Shipping Inc. (the “Issuer”) on March 27, 2019 (the “Distribution”) by Capital Product Partners L.P. (“CPLP”) to the record holders of CPLP units, Capital Maritime & Trading Corp. (“Capital Maritime”) received 1,832,339 shares of Common Stock. In addition, Capital Maritime owns 100% of Capital GP L.L.C., the general partner of the CPLP (“Capital GP”). In the Distribution, Capital GP received 239,414 shares of Common Stock. Accordingly, Capital Maritime can be deemed to beneficially own 2,071,753 shares of Common Stock in aggregate. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the shares of Common Stock directly and indirectly held by Capital Maritime.

(2)

The percentages reported in this Schedule 13D are calculated using a denominator of 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Issuer’s Information Statement contained as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on March 14, 2019 (the “Information Statement”).

CUSIP No. Y20676 105	Page 3 of 11

1.	NAME OF REPORTING PERSON Crude Carriers Investments Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 322,250 (1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 322,250 (1)
11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 322,250 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14.	TYPE OF REPORTING PERSON CO

(1)

In the Distribution, Crude Carriers Investments Corp. (“CCIC”) received 322,250 shares of Common Stock. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the shares of Common Stock held by CCIC.

(2)

All percentages of shares of Common Stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Issuer’s Information Statement.

CUSIP No. Y20676 105	Page 4 of 11

1.	NAME OF REPORTING PERSON Capital GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 239,414 (1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 239,414 (1)
11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 239,414 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

In the Distribution, Capital GP received 239,414 shares of Common Stock. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the shares of Common Stock held by Capital GP.

(2)

All percentages of shares of Common Stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Issuer’s Information Statement.

CUSIP No. Y20676 105	Page 5 of 11

1.	NAME OF REPORTING PERSON Evangelos M. Marinakis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 2,394,003 (1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 2,394,003 (1)
11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 2,394,003 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Represents the number of shares of Common Stock held by Capital Maritime, CCIC and Capital GP that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime, CCIC and Capital GP.

(2)

All percentages of shares of Common Stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Issuer’s Information Statement.

CUSIP No. Y20676 105	Page 6 of 11

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Diamond S Shipping Inc. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 33 Benedict Place, Greenwich, CT 06830.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Capital GP L.L.C. (“Capital GP”), Crude Carriers Investments Corp. (“CCIC”) and Evangelos M. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Marinakis is the chairman and a director of Capital Maritime.

The principal business of Capital Maritime consists of shipping and transportation services.

The principal business of CCIC is owning investments in companies.

The principal business of Capital GP is acting as the general partner of CPLP.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime, Capital GP and CCIC are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of Capital Maritime, Capital GP and CCIC owns units of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”). On March 27, 2019, CPLP made a pro rata distribution of shares of Common Stock to all CPLP unitholders as of the record date of March 19, 2019 (the “Distribution”). As part of the Distribution, CPLP unitholders received one share of Common Stock for every 10.19149 CPLP units held by them.

The Distribution is governed by a Transaction Agreement, dated as of November 27, 2018, by and among CPLP, DSS Holdings L.P. (“DSS LP”) and the other parties named therein (as amended, the “Transaction Agreement”). The Transaction Agreement sets out the terms and conditions of the Distribution and the subsequent combination of the Issuer with DSS LP’s subsidiaries holding the business and operations of DSS LP (the “Transaction”).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. Y20676 105	Page 7 of 11

Item 4.	Purpose of Transaction.

Each of the Reporting Persons obtained the shares of Common Stock held by it for investment purposes, subject to the following.

Each Reporting Person intends to review on a continuing basis its investment in the Issuer. Each Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of management or other shareholders from time to time with respect to operational, financial, governance or other matters concerning the Issuer. Each Reporting Person may seek to sell or otherwise dispose of some or all of its shares of Common Stock from time to time, or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block trades or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

In accordance with the Transaction Agreement, the Board is initially composed of seven members, including Gerasimos G. Kalogiratos and Gerasimos Ventouris. As of the date hereof, Mr. Kalogiratos is the chief financial officer of Capital Maritime and the chief executive officer of Capital GP, and Mr. Ventouris is a director and the president, secretary and chief executive officer of Capital Maritime, the chief operating officer of Capital GP and the chief commercial officer of Capital Ship Management Corp., the contractor appointed by CPLP to supervise and manage CPLP’s vessels. Mr. Kalogiratos is also a member of the Issuer’s Compensation and Nominating and Corporate Governance Committees. Further details on the background of Messrs. Kalogiratos and Ventouris are included in the Information Statement contained as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2019. In their respective capacities as board members and, in the case of Mr. Kalogiratos, committee member, each may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In addition, on March 27, 2019, Capital Maritime, Capital GP and CCIC entered into a director designation agreement with the Issuer (the “Director Designation Agreement”). The Director Designation Agreement entitles Capital Parties (as defined below), in connection with any election of directors by the shareholders until the annual meeting of the Issuer’s shareholders held in 2024, to designate up to two nominees on the Board (subject to adjustment if the size of the Board varies). Under the Director Designation Agreement, the Issuer has agreed to use its commercially reasonable efforts to cause the election of the candidates so designated by the Capital Parties from time to time. However, if the Capital Parties reduce their aggregate holdings by 25% or more, but less than 50%, from their holdings as of the closing of the Transaction (the “Closing”), they will, without further action, only be entitled to designate one nominee and if the Capital Parties reduce such aggregate holdings by 50% or more from that owned as of the Closing, they will, without further action, no longer have any nomination rights under the Director Designation Agreement. Under the Director Designation Agreement, “Capital Parties” refer to (i) Capital Maritime, (ii) Capital GP, (iii) CCIC (together, the “Current Holders”) and/or their respective affiliates and/or (iv) any other company under the beneficial ownership or control of either (A) the persons owning or controlling any of the Current Holders (collectively, the “UBOs”) or (B) any of the UBOs’ lineal descendants in direct line or spouse or former spouse or widow (either directly and/or through companies, trusts or foundations of which such persons are beneficiaries and/or through a similar structure achieving a comparable result).

The Director Designation Agreement further provides that, until the annual meeting of the shareholders of the Issuer to be held in 2024, each Capital Party will vote its shares of Common Stock to

CUSIP No. Y20676 105	Page 8 of 11

confirm any nominee nominated and recommended by the Board, and that, until the annual meeting of shareholders to be held in 2022, the chairman of the Board will be designated by certain funds managed by WL Ross & Co. LLC (collectively, “WLR”) provided that if WLR and its affiliates reduce their beneficial ownership in the Issuer by 50% or more from that owned as of the Closing, they will cease to have the right to designate the chairman, and the Board will select the chairman.

The description of the Director Designation Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

On March 27, 2019, Capital Maritime, Capital GP and CCIC also entered into a Resale and Registration Rights Agreement. A copy of this agreement is attached as an exhibit hereto. Such exhibit and the description contained in Item 6 are incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any present plan or proposal that relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, although each Reporting Person, at any time and from time to time, may review, reconsider and change its position or change its purpose or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) As of March 27, 2019, Capital Maritime beneficially owned 2,017,753 shares of Common Stock, representing 5.2% of 39,890,695 shares of Common Stock issued and outstanding, including 239,414 shares of Common Stock (representing a 0.6% interest) through its ownership of Capital GP.

CCIC directly holds 322,250 shares of Common Stock, representing 0.8% of the outstanding shares of Common Stock.

The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 2,394,003 shares of Common Stock through its beneficial ownership of Capital Maritime, Capital GP and CCIC, representing, in aggregate, 6.0% of the outstanding shares of Common Stock.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	2,071,753	5.2%	0	2,071,753	0	2,071,753
CCIC(2)	322,250	0.8%	0	322,250	0	322,250
Capital GP(3)	239,414	0.6%	0	239,414	0	239,414
Evangelos M. Marinakis(1)(2)(3)	2,394,003	6.0%	0	2,394,003	0	2,394,003

(1)	Capital Maritime shares voting and dispositive power over the 2,071,753 shares of Common Stock that it holds directly and indirectly with the Marinakis family, including Evangelos M. Marinakis.
(2)	CCIC shares voting and dispositive power over the 322,250 shares of Common Stock it holds with the Marinakis family, including Evangelos M. Marinakis.
(3)	Capital GP shares voting and dispositive power over the 239,414 shares of Common Stock it holds with the Marinakis family, including Evangelos M. Marinakis.

CUSIP No. Y20676 105	Page 9 of 11

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime, Capital GP and CCIC) or the persons set forth on Schedule A is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock effected during the past sixty days.

(d) Except as described in Item 4, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A Joint Filing Agreement, dated March 29, 2019, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

In connection with the Distribution, on March 27, 2019, Capital Maritime, Capital GP and CCIC entered a Resale and Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Under the Registration Rights Agreement, such Reporting Persons have an unlimited number of “demand” registrations and customary “piggyback” registration rights. The Registration Rights Agreement also provides, among other things, that the Issuer will pay certain expenses relating to such registrations and indemnify such Reporting Persons against certain liabilities which may arise under the Securities Act of 1933, as amended. The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

In addition, on March 27, 2019, Capital Maritime, Capital GP and CCIC entered into a Director Designation Agreement with the Issuer. The description of such Director Designation Agreement included in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of March 29, 2019, by and among the Reporting Persons (filed herewith)

Exhibit B	Director Designation Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 29, 2019)

Exhibit C	Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on March 29, 2019)

CUSIP No. Y20676 105	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2019

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Maria Dimitrou
Name:	Maria Dimitrou
Title:	Director

CAPITAL GP L.L.C.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

CUSIP No. Y20676 105	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis Director and Chairman	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos Ventouris Director, President, Secretary and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos (Jerry) Kalogiratos Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Stylianos Mavrelos Director and Chief Technical Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Pierre de Demandolx Dedons Director	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	France

Directors and Executive Officers of CCIC:

Name and Position	Principal Business Address	Citizenship
Maria Dimitrou Director	3 Iassonos Street Piraeus, 18537, Greece	Greece

Executive Officers of Capital GP:

Name and Position	Principal Business Address	Citizenship

Gerasimos (Jerry) Kalogiratos Chief Executive Officer	3 Iassonos Street Piraeus, 18537, Greece	Greece

Nikolaos Kalapotharakos Chief Financial Officer	3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos Ventouris Chief Operating Officer	3 Iassonos Street Piraeus, 18537, Greece	Greece